ADIRA ENERGY LTD.
(A Developmental Stage Enterprise)

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF MARCH 31, 2011

UNAUDITED

IN U.S. DOLLARS

- - - - - - - - - - - - - - - - - -

These interim consolidated financial statements for Adira Energy Ltd. have been prepared by the management of the Company in accordance with Canadian generally accepted accounting principles consistently applied. The most significant of these accounting principles are set out in the September 30, 2010 audited consolidated financial statements. Only changes in accounting information have been disclosed in these interim consolidated financial statements. These interim consolidated financial statements are presented on an accrual basis of accounting. A precise determination of many assets and liabilities is dependent upon future events and accordingly, estimates and approximations have been made using careful judgment. Management is satisfied that these interim consolidated financial statements have been fairly presented.

ADIRA ENERGY LTD.
(A Development Stage Enterprise)
CONSOLIDATED BALANCE SHEETS (Unaudited)
In U.S. dollars

	March 31,	September 30,
	2011	2010
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$14,800,880	$357,560
Accounts receivable	115,295	553,225
Prepaid expenses and consumables	555,295	459,126
Total current assets	15,471,470	1,369,911
Restricted cash (Note 3)	65,758	-
Property and equipment (Note 4(a) and 4(b))	921,947	416,987
Total assets	$16,459,175	$1,786,898
LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
Trade payables	$681,253	$240,541
Accounts payable and accrued liabilities	369,542	328,371
Total current and long-term liabilities	1,050,795	568,912
MINORITY INTEREST (Note 1 and 4)	(74,716)	-
SHAREHOLDERS' EQUITY
Share capital (Note 6)	15,021,643	3,478,894
Warrants (Note 6(d))	4,720,416	-
Contributed surplus (Note 6(e))	1,658,323	1,140,812
Deficit	(5,917,286)	(3,401,720)
Total shareholders' equity	15,483,096	1,217,986
Total liabilities, minority interest and shareholders' equity	$16,459,175	$1,786,898

The accompanying notes are an integral part of the interim consolidated financial statements.

ADIRA ENERGY LTD.
(A Development Stage Enterprise)
CONSOLIDATED STATEMENTS OF OPERATIONS, COMPREHENSIVE LOSS AND DEFICIT
(Unaudited)
In U.S. dollars

	Six months ended		Three months ended
	March 31,		March 31,
	2011	2010	2011	2010

Revenue:
Management, operator and consulting fees	1,674,219	106,422	506,928	80,892

Expenses:
Share-based compensation (Note 6(e))	517,511	139,500	314,168	139,500
Exploration expenses (Note 4)	2,665,242	70,435	1,228,293	12,649
Operating expenses	1,205,575	864,109	772,745	528,663
Foreign exchange loss (gain)	(142,542)	3,029	(139,749)	3,013
Amortization	19,984	10,263	9,587	1,963

Total expenses	4,265,770	1,087,336	2,185,044	685,788

Loss before other items	(2,591,551)	(980,914)	(1,678,116)	(604,896)

Interest income	4,808	612	4,808	133
Interest expense	-	(250)	-	-
Income taxes	3,539	-	460	-

Net loss and comprehensive loss before minority interest	(2,590,282)	(980,552)	(1,673,768)	(604,763)
Minority interest (Note 4(b))	74,716	-	36,899	-

Net loss and comprehensive loss for the period	(2,515,566)	(980,552)	(1,636,869)	(604,763)

Deficit, beginning of period	(3,401,720)	(1,368,625)	(4,280,417)	(1,744,416)

Deficit, end of period	(5,917,286)	(2,349,177)	(5,917,286)	(2,349,179)

Basic and diluted net loss per share:	(0.03)	(0.02)	(0.02)	(0.01)

Weighted average number of common shares outstanding, basic and diluted	84,565,357	62,640,001	95,107,112	62,640,001

The accompanying notes are an integral part of the interim consolidated financial statements.

ADIRA ENERGY LTD.
(A Development Stage Enterprise)
CONSOLIDATED STATEMENTS OF CASH FLOWS (Unaudited)
In U.S. dollars

	Six months ended		Three months ended
	March 31,		March 31,
	2011	2010	2011	2010
Cash flows from operating activities:

Net loss for the period before minority interest	(2,590,282)	(980,552)	(1,673,768)	(604,763)

Non-cash items:
Share-based compensation	517,511	139,500	314,168	139,500
Depreciation	19,984	10,263	9,587	1,963

	(2,052,787)	(830,789)	(1,350,013)	(463,300)
Changes in non-cash working capital:

Accounts receivable	437,930	(118,045)	7,509,713	(97,390)
Prepaid expenses and consumables	(96,169)	5,030	52,179	9,594
Trade payables	440,712	134,995	531,468	129,903
Accounts payable and accrued liabilities	41,171	(15,558)	(7,264,465)	(55,112)

Net cash used by operating activities	(1,229,143)	(824,367)	(521,118)	(476,305)

Cash flows from investing activities:

Decrease (increase) in restricted cash	(65,758)	-	940,530	-
Property, plant and equipment, net	(524,944)	8,229	(497,100)	(29,437)

Net cash provided by (used in) investing activities	(590,702)	8,229	443,430	(29,437)

Cash flows from financing activities:

Net proceeds from conversion of warrants	50,000	-	50,000	-
Net proceeds from the issuance of Common shares and warrants net (Note 6)	16,213,165	-	6,138,547	-

Net cash provided by financing activities	16,263,165	-	6,188,547	-

Increase (decrease) in cash and cash equivalents	14,443,320	(816,138)	6,110,859	(505,742)
Cash and cash equivalents, beginning of period	357,560	2,354,628	8,690,021	2,044,232

Cash and cash equivalents, end of period	14,800,880	1,538,490	14,800,880	1,538,490

Supplemental cash flow information:

Interest paid	-	250	-	-
Warrants issued to agents as compensation for services provided	458,000	-	-	-

The accompanying notes are an integral part of the interim consolidated financial statements.

ADIRA ENERGY LTD.
(A Development Stage Enterprise)

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
In U.S. dollars

NOTE 1:-	GENERAL

Adira Energy Ltd ("Adira" or "the Company") and its subsidiaries, is an oil and gas early-stage exploration company. The Company has been granted four petroleum licenses.

The Company's wholly-owned subsidiaries, Adira Energy Holdings Corp. and Adira Energy Israel Limited have been granted three petroleum licenses consisting of one onshore petroleum license, the "Eitan License No. 356" ("Eitan") and two offshore licenses being the "Gabriella License No. 378" ("Gabriella") and the "Yitzhak License No. 380" ("Yitzhak"). In addition, the Company owns the "Samuel License No. 388" ("Samuel") through the Company's other wholly-owned subsidiary, Adira Oil Technologies Limited ("AOT"), and the Company's 60% owned subsidiary, Adira Geo-Global Limited ("AGG") (Gabriella, Yitzhak and Samuel - collectively the "Offshore Licenses"). The Company's wholly owned subsidiary, Adira Energy Israel Services Ltd., provides operating and professional services in respect of the various licenses described above.

In February 2011, the Company established a wholly owned Israeli subsidiary, Adira Energy C.B.M Ltd. ("Adira CBM").

These interim unaudited consolidated financial statements have been prepared on a going concern basis, which assumes the realization of assets and liquidation of liabilities in the normal course of business. The ability of the Company to continue as a going concern depends upon the discovery of economically recoverable reserves, the ability of the Company to obtain financing to complete development, and upon future profitable operations from the properties or proceeds from their disposition. The Company is an exploration stage company and has not earned any significant revenues from its oil and gas properties to date.

There can be no assurance that the Company will be able to continue to raise funds in which case the Company may be unable to meet its obligations. Should the Company be unable to continue as a going concern, the net realizable value of its assets may be materially less than amounts recorded on the unaudited interim consolidated balance sheet. These unaudited interim consolidated financial statements do not include any adjustments to the recoverability and classification of recorded asset amounts and classification of liabilities that might be necessary, should the Company be unable to continue as a going concern.

ADIRA ENERGY LTD.
(A Development Stage Enterprise)

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
In U.S. dollars

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES

Management has prepared the unaudited interim consolidated financial statements of the Company in U.S. dollars and in accordance with Canadian generally accepted accounting principles ("GAAP") for interim financial reporting. Accordingly, they do not include all of the information and notes required by GAAP for annual financial statements. In the opinion of management, all adjustments, consisting only of normal recurring adjustments, considered necessary for a fair presentation have been included. The results for the interim periods presented are not necessarily indicative of the results that may be expected for any future period. The following information should be read in conjunction with the Company's audited consolidated financial statements for the year ended September 30, 2010 and the notes thereto. Accounting policies followed in the preparation of the annual consolidated financial statements are consistent with those used in the preparation of the March 31, 2011 interim consolidated financial statements.

NOTE 3:-	RESTRICTED CASH

Restricted cash includes restricted cash held by financial institutions as guarantees to secure the Company's office and land lease.

NOTE 4:-	PROPERTY, PLANT AND EQUIPMENT

a.	March 31, 2011:

		Accumulated	Net book
	Cost	amortization	value

Furniture, drilling equipment and other	$500,934	$21,206	$479,728
Work in progress (*)	422,863	-	422,863
Oil and gas properties	19,356	-	19,356

Balance, March 31, 2011	$943,153	$21,206	$921,947

September 30, 2010:

		Accumulated	Net book
	Cost	amortization	value

Furniture, drilling equipment and other	$398,853	$1,222	$397,631
Oil and gas properties	19,356	-	19,356

Balance, September 30, 2010	$418,209	$1,222	$416,987

(*) Relates to capitalized costs in respect of the Eitan 1.

ADIRA ENERGY LTD.
(A Development Stage Enterprise)

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
In U.S. dollars

NOTE 4:-	PROPERTY, PLANT AND EQUIPMENT (Cont.)

b.	Oil and gas licenses:

The following is a description of activities on the Company’s licenses for the six months period ended March 31, 2011:

	1.	Eitan:

Following receipt of the Israel Lands Authority ("ILA") approval in September 2010, a contract was entered into between the Company and ILA on October 7, 2010 and the Company made the required statutory payment and posted a restoration bond. The Company has now fulfilled all requirements regarding the ILA approval and all other approvals required under the Kibbutz Agreement which have been obtained. The Company commenced its drilling work program in December 2010.

	2.	Gabriella:

Exploration activities during the six month period ended March 31, 2011 amounted to $ 6,793,101. The Company’s 15% interest ($ 1,018,965) is not included in the Company's accounts, as the Company is being carried by Modiin Energy for the Company's first $ 1.2 million of exploration expenses.

During the six month period ended March 31, 2011, the Gabriella project received $ 1,298,674 from the consortium partners in respect of cash calls made to fund exploration activities.

In January 2011, the Company completed a 3D seismic program and in March 2011, the Company signed an agreement with CGG Veritas Services (UK) Limited ("Veritas"), pursuant to which Veritas will process the 3D seismic data acquired by the Company in January 2011.

The Joint Operating Agreement ("JOA") was signed by the consortium partners in March 2011.

ADIRA ENERGY LTD.
(A Development Stage Enterprise)

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
In U.S. dollars

NOTE 4:-	PROPERTY, PLANT AND EQUIPMENT (Cont.)

3.	Yitzhak:

The Company's proportionate share of the Yitzhak license as of March 31, 2011 and for the three months and the six months periods then ended are included in the Company's unaudited interim consolidated financial statements and are as follows:

March 31,
2011

Cash	$261,031
Accounts payable	45,632

Net assets	$215,399

	Six months ended		Three months ended
	March 31,		March 31,
	2011	2010	2011	2010

Exploration expenses	$1,129,079	$-	$259,436	$-

During the six month period ended March 31, 2011, the Yitzhak project did not receive any additional contribution from the consortium partners as no cash calls have been made to fund exploration activities during this period.

In January 2011, the Company completed a 3D seismic program and in March 2011, the Company signed an agreement with Veritas, pursuant to which Veritas will process the 3D seismic data acquired by the Company in January 2011.

4.	Samuel:

The Company's proportionate share of the Samuel license as of March 31, 2011 and for the six month period then ended are included in the Company's unaudited interim consolidated financial statements and are as follows:

March 31,
2011

Cash	$602,583
Receivable	800,089

Net assets	$1,402,672

ADIRA ENERGY LTD.
(A Development Stage Enterprise)

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
In U.S. dollars

NOTE 4:-	PROPERTY, PLANT AND EQUIPMENT (Cont.)

	Six months ended		Three months ended
	March 31,		March 31,
	2011	2010	2011	2010

Exploration exp.	$165,620	$-	$ 69,291	$-

The Company recorded a minority interest of $ 74,716 to reflect the minority shareholding in AGG.

During the six month period ended March 31, 2011, the Samuel project refunded $ 1,386,493 to the consortium partners in respect of cash calls made to fund exploration activities, due to a delay in the execution of the 3D seismic program.

The Joint Operating Agreement was signed by the consortium partners in March 2011.

NOTE 5:-	RELATED PARTY TRANSACTIONS

During the six months period ended March 31, 2011, the Company incurred the following transactions with related parties:

a.

$ 143,363 in consulting fees and operating expenses to individuals that are directors and officers of the Company or to private companies which are controlled by such directors or officers of the Company (six months ended March 31, 2010 - $ 207,500);

b.	$ 424,877 in technical consulting fees to directors and officers of the Company or to companies controlled by such directors and officers (six months ended March 31, 2010 - $ 151,560).

The above transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

ADIRA ENERGY LTD.
(A Development Stage Enterprise)

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
In U.S. dollars

NOTE 6:-	SHARE CAPITAL

a.	Authorized:

Unlimited number of Common shares without nominal or par value.

b.	Issued and outstanding Common shares:

	Number of
	shares	Amount

Balance as of September 30, 2010	62,640,001	$3,478,894

Shares issued in private placement (November 2010)	27,500,000	11,000,000
Fair value assigned to warrants issued	-	(4,696,000)
Fair value assigned to broker warrants issued	-	(458,000)
Share issue costs	-	(491,798)
Shares issued in private placement (February 2011)	10,483,870	6,624,100
Share issue costs	-	(485,553)
Conversion of warrants	100,000	50,000

Balance as of March 31, 2011 (unaudited)	100,723,871	$15,021,643

On November 22, 2010, the Company completed a private placement of 27,500,000 subscription receipts ('Receipts') for gross proceeds of $ 11,000,000. On December 3, 2010, the Receipts were converted into 27,500,000 Common shares at $ 0.40 per share and 13,750,000 Common share purchase warrants ("Warrants") with an exercise price of $ 0.55 for each Warrant. In addition, 1,307,375 broker warrants were issued with an exercise price of $ 0.40.

On December 2, 2010, the Common shares of the Company commenced trading on the TSX Venture Exchange (the "TSX-V") under the trading symbol "ADL".

28,233,745 Common shares, 2,848,000 options and 118,200 warrants are subject to TSX-V Escrow requirements.

On February 15, 2010, the Company announced a private placement of 10,483,870 Common shares at a price of CND$ 0.62 per share for gross proceeds of CND$ 6,500,000. Completion of the offering is subject to final documentation and receipt of TSX Venture Exchange approval.

On March 7, 2010, 100,000 warrants were converted into 100,000 Common shares at an exercise price of $ 0.50.

ADIRA ENERGY LTD.
(A Development Stage Enterprise)

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
In U.S. dollars

NOTE 6:-	SHARE CAPITAL (Cont.)

Following the above mentioned private placements and conversion of warrants, the Company has 100,723,871 Common shares outstanding, 19,458,145 warrants outstanding and 7,609,000 share options granted to directors, officers and employees.

c.	Stock Option Plan:

The Company has a stock option plan whereby options may be granted to eligible directors, officers and employees, provided that the number of shares issued under the plan does not exceed 10% of issued and outstanding Common shares of the Company. Stock options may be issued at a term and exercise price to be determined by the Company's Board of Directors provided that the exercise price is no less than the market price at the date of the grant.

The Company has eleven categories of stock options that have different vesting periods:

1.	Type A stock options vest over 2 years, with 12.5% vesting each quarter with the initial amount vesting on the date three months after the grant date.

2.	Type B stock options vest 8.5% at the end of each quarter for the first two years and 8% at the end of each quarter thereafter. The initial amount will vest three months after the grant date.

3.	Type C stock options vest over 4 years, with 6.25% vesting at the end of each quarter with the initial amount vesting on the date three months after the grant date.

4.

Type D stock options vest at 12.5% each quarter and the initial amount vests on the business day immediately on which each of the optionees is elected or appointed as a director of the Company. In the event they are not elected as a director, all options granted expire immediately.

5.	Type E stock options vest over 2 years, with 12.5% vesting at the end of each quarter with the initial amount vesting on the date three months after the grant date.

6.	Type F stock options vest over 4 years, with 6.25% vesting at the end of each quarter with the initial amount vesting on the date three months after the grant date.

7.	Type G stock options vest 8.5% at the end of each quarter over two years and 8.0% at the end of each quarter thereafter with the initial amount vesting on the date three months after the grant date.

8.	Type H stock options vest 12.5% each quarter over two years with the initial amount vesting on the date three months after the grant date.

ADIRA ENERGY LTD.
(A Development Stage Enterprise)

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
In U.S. dollars

NOTE 6:-	SHARE CAPITAL (Cont.)

9.	Type I stock options vest 12.5% each semester over four years with the initial amount vesting on the date six months after the grant date.

10.	Type J stock options vest 12.5% each semester over four years with the initial amount vesting on the date six months after the grant date.

11.	Type K stock options vest 100% six months after the grant date.

A summary of the stock option plan and changes during the six months period ended March 31, 2011 was as follows:

The following table summarizes information about stock options outstanding and exercisable as of March 31, 2011 (unaudited):

						Average
Stock				Number of	Number of	remaining
option		Grant date	Exercise	options	options	contractual
type	Expiry date	fair value	price	outstanding	exercisable	life

Type A	August 20, 2014	$0.30	$0.25	1,263,000	947,250	3.39
Type B	August 20, 2014	$0.30	$0.25	746,000	361,810	3.39
Type C	August 20, 2014	$0.30	$0.25	1,055,000	395,625	3.39
Type A	September 23, 2014	$0.23	$0.25	150,000	112,500	3.48
Type D	September 23, 2014	$0.23	$0.25	250,000	187,500	3.48
Type E	January 27, 2015	$0.55	$0.60	1,125,000	562,500	3.83
Type F	January 27, 2015	$0.55	$0.60	45,000	11,250	3.83
Type G	January 27, 2015	$0.55	$0.60	100,000	33,000	3.83
Type H	July 22, 2015	$0.23	$0.60	925,000	346,875	4.31
Type I	January 11, 2015	$0.76	$0.79	1,650,000	-	4.28
Type J	March 17, 2015	$0.69	$0.72	100,000	-	3.96
Type K	September 17, 2011	$0.69	$0.72	200,000	-	0.46

				7,609,000	2,958,310

Stock options granted are expensed as share-based payments. The Company uses the Black-Scholes option pricing model to value stock options granted. The model requires management to make assumptions, which are subjective and may not be representative of actual results. Changes in assumptions can materially affect estimates of fair values.

ADIRA ENERGY LTD.
(A Development Stage Enterprise)

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
In U.S. dollars

NOTE 6:-	SHARE CAPITAL (Cont.)

The fair value for options granted in 2011 and 2010 is amortized over their vesting period using a straight-line recognition method and estimated at the date of grant with the following assumptions:

	2011	2010

Dividend yield	0%	0%
Expected volatility	175%	175%
Risk-free interest	2.71%	2.46%-2.44%
Forfeiture rate	0%	0%
Expected life	5 years	5 years

d.	Share purchase warrants:

As of March 31, 2011 (unaudited) and September 30, 2010, the Company had share purchase warrants outstanding entitling the holders to acquire Common shares as follows:

		Weighted
	Number of	Average
	Warrants	Exercise Price

Balance, September 30, 2010	4,500,770	$0.47

Warrants issued	15,057,375	$0.54
Warrants converted	(100,000)	$-

Balance, December 31, 2010	19,458,145	$0.52

The following tables summarized information about warrants and broker warrants outstanding as of March 31, 2011 (unaudited):

		Grant date	Exercise	Number of
Issue date	Expiry date	fair value	price	warrants

August 4, 2009	August 4, 2011	$0.25	$0.50	3,900,000
August 4, 2009	August 4, 2011	$0.25	$0.25	500,770
December 3, 2010	December 3, 2013	$0.34	$0.55	13,750,000
December 3, 2010	December 3, 2013	$0.35	$0.40	1,307,375

				19,458,145

ADIRA ENERGY LTD.
(A Development Stage Enterprise)

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
In U.S. dollars

NOTE 6:-	SHARE CAPITAL (Cont.)

For the purposes of the estimation of fair value of the warrants issued during the period, the following weighted average assumptions were used:

Risk-free interest rate	2.48%
Expected life	3 years
Expected stock price volatility	175%
Expected dividend yield	0.00%

The fair value of warrants as of March 31, 2011, net of issuance costs is $4,720,416.

e.	Contributed surplus:

Balance, September 30, 2010	$1,140,812
Stock-based compensation	517,511
Balance, March 31, 2011 (unaudited)	$1,658,323

Stock options previously granted and vested during the six months ended March 31, 2011 in the amount of $ 517,511 have been expensed as share-based compensation in the Statement of operations, comprehensive loss and deficit.

NOTE 7:-	COMMITMENTS

The Company and Adira Energy Israeli Services Ltd. each signed agreements for the lease of the offices in Toronto, Canada and Ramat-Gan, Israel, respectively, for periods through 2014. The total minimum future non-cancellable lease payments under the above-mentioned lease agreements amount to approximately $ 477,114.

ADIRA ENERGY LTD.
(A Development Stage Enterprise)

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
In U.S. dollars

NOTE 8:-	SEGMENTED INFORMATION

The Company operates in one segment, the oil and gas business and conducts its operations in Israel with its head office in Canada. The geographical segmentation of the Company's income and net assets is as follows:

Six months ended March 31, 2011 (unaudited):

	Canada	Israel	Total
Consulting fees and management fees	$-	$1,674,219	$1,674,219
Cash and cash equivalents	$10,310,136	$4,490,744	14,800,880
Accounts receivable	107,571	7,724	115,295
Prepaid expenses and consumables	100,477	454,818	555,295
Property, plant and equipment	2,683	919,264	921,947
Restricted cash		65,758	65,758
Total	$10,520,867	$5,938,308	$16,459,175

Year ended September 30, 2010:

	Canada	Israel	Total
Consulting fees and management fees	$-	$912,597	$912,597
Cash and cash equivalents	$30,359	$327,201	$357,560
Accounts receivable	9,754	543,471	553,225
Prepaid expenses and consumables	25,718	433,408	459,126
Property, plant and equipment	-	416987	416987
Total	$65,831	$1,721,067	$1,786,898

NOTE 9:-	SUBSEQUENT EVENT

On May 3, 2011, the Company granted 505,000 share options to officers and employees at an exercise price of $0.63 per Common share. 12.5% of the options granted vest every six months, with the initial amount vesting on the date that is six months from the date of the grant.

On May 12, 2011, 441,377 options were exercised at a price of $ 0.25.

ADIRA ENERGY LTD.
(A Development Stage Enterprise)

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
In U.S. dollars

NOTE 10:-	FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

The Company's financial instruments have been designated as follows:

Cash and cash equivalents -	-	Held-for-trading;
Restricted cash	-	Held-for-trading;
Accounts receivable	-	Loans and receivables;
Accounts payable and accrued liabilities	-	Other financial liabilities.

The carrying values of cash and cash equivalents, restricted cash, accounts receivable, trade payables and accounts payable and accrued liabilities approximate their fair values due to the short-term maturity of these financial instruments.

a.	Credit risk:

The Company manages credit risk, in respect of cash and cash equivalents, and restricted cash, by holding them at major Canadian and Israeli financial institutions in accordance with the Company's investment policy. The Company places its temporary cash and cash equivalents with high credit quality financial institutions. At times such investments may be in excess of the Federal Deposit Insurance Corporation insurance limit.

Concentration of credit risk exists with respect to the Company's cash and cash equivalents and accounts receivable. The Company's exposure is for cash held in bank accounts, including restricted cash, in the amount of $ 14,866,638 and on accounts receivable$ 115,295. None of the Company's accounts receivable is overdue as at March 31, 2011. The restricted cash amounts to $ 65,758 and primarily relates to a bank guarantee of $ 50,000, in respect to the Company's office and land lease.

b.	Liquidity risk:

Liquidity risk is the risk that the Company will encounter difficulty in obtaining funds to meet current obligations and future commitments. The Company's approach to managing liquidity risk is to forecast cash requirements to provide reasonable assurance that it will have sufficient funds to meet its liabilities when due. The Company maintains sufficient working capital in order to meet short-term business requirements. As of March 31, 2010, the Company had cash and cash equivalents of $ 14,800,880, and accounts receivable of $ 115,295 against current accounts payable and accrued liabilities in the amount of $ 1,050,795.

ADIRA ENERGY LTD.
(A Development Stage Enterprise)

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
In U.S. dollars

NOTE 10:-	FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (Cont.)

c.	Market risk:

Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. Market risk is comprised of three types of risk: interest rate risk, foreign currency risk and other price risk.

	1.	Interest rate risk:

The Company is not exposed to significant interest rate risk due to the short-term maturity of its cash equivalents.

	2.	Foreign currency risk:

The Company is exposed to financial risk related to the fluctuation of foreign exchange rates. The Company operates in Israel. Most of the Company's monetary assets are held in U.S. dollars and most of the Company's expenditures are made in U.S. dollars. However, the Company also has expenditures in new Israeli shekels ("NIS") and Canadian dollars. A significant change in the currency rates between the NIS and the Canadian dollar relative to the U.S. dollar could have a material effect on the Company's future results of operations, financial position or cash flows depending on the Company's currency management techniques. The Company has not hedged its exposure to currency fluctuations. An increase or decrease of 10% of the Canadian dollar or the NIS relative to the U.S. dollar would not have a significant effect on the Company. During the six months period ended March 31, 2011, the Company has recorded an exchange rate gain of $ 142,542 (2010 - a loss of $ 3,029).

	3.	Other price risk:

Other price risk is the risk that the fair or future cash flows of a financial instrument will fluctuate because of changes in market prices, other than those arising from interest rate risk or foreign exchange risk. The Company is not exposed to significant other price risk.

ADIRA ENERGY LTD.
(A Development Stage Enterprise)

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
In U.S. dollars

NOTE 11:-	CAPITAL MANAGEMENT

The Company is an early-stage exploration company and currently does not generate significant cash flows from operations. The Company's primary source of funds comes from the issuance of share capital. The Company does not use other sources of financing that require fixed payments of interest and principal and is not subject to any externally imposed capital requirements.

The Company defines its capital as share capital. To effectively manage the Company's capital requirements, the Company has a planning and budgeting process in place to ensure that adequate funds are available to meet its strategic goals. The Company monitors actual expenses to budget to manage its costs and commitments.

The Company's capital management objective is to maximize investment returns to its equity-linked stakeholders within the context of relevant opportunities and risks associated with the Company's operating segment. Achieving this objective requires management to consider the underlying nature of exploration activities, availability of capital, the cost of various capital alternatives and other factors. Establishing and adjusting capital requirements is a continuous management process.

Although the Company has been successful at raising funds in the past through the issuance of share capital, it is uncertain whether it will continue this financing due to uncertain economic conditions. The Company has sufficient funds to meet its exploration program, administrative overhead and working capital needs for the coming year.

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